As filed with the Securities and Exchange Commission on December 6, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Schering AG

(Name of Subject Company (issuer))

Bayer Schering GmbH

(formerly Dritte BV GmbH)

Bayer Aktiengesellschaft

(Name of Filing Persons (offerors))

Ordinary Shares, no par value

(Title of Class of Securities)

DE0007172009

(CUSIP Number of Class of Securities)

American Depositary Shares

(each representing one Ordinary Share)

(Title of Class of Securities)

806585204

(CUSIP Number of Class of Securities)

Dr. Roland Hartwig

Bayerwerk, Gebaeude W11

Kaiser-Wilhelm-Allee

51368 Leverkusen

Germany

+49 (214) 3081195

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Persons)

With copies to:

Ward A. Greenberg

Cleary Gottlieb Steen & Hamilton LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main

Germany

+49 69 97103 0

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$873,725,129.43	$93,488.59

*

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Regulation 240.0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes the purchase of 7,428,648 ordinary shares, no par value per share, of Schering AG, at a purchase price of EUR 89.36 per share in cash upon the expiration of the initial tender period referred to herein, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on November 28, 2006 of EUR 1 = $1.3162. Such number of shares represents the difference between the number of ordinary shares issued and outstanding as of November 24, 2006 (excluding shares held by Schering AG in treasury) and the number of shares owned by Bayer Schering GmbH as of November 24, 2006.

**

The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Exchange Act, and Fee Advisory #5 for Fiscal Year 2006, is equal to $107.00 per million in value of the transaction, calculated by multiplying the transaction valuation by .000107.

☒

Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$ 93,488.59	Filing Party:	Bayer Schering GmbH Bayer Aktiengesellschaft
	Form or Registration No.:	Schedule TO	Date Filed:	November 30, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 to Schedule TO (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on November 30, 2006 by Bayer Schering GmbH (formerly Dritte BV GmbH), a limited liability company organized under the laws of the Federal Republic of Germany (the "Bidder") and a wholly-owned subsidiary of Bayer Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany ("Bayer") and Bayer relating to the mandatory offer (Angebot auf angemessene Barabfindung) required pursuant to §305(1) of the German Stock Corporation Act, to purchase all of the issued and outstanding bearer shares, no par value (the "Shares"), including those Shares represented by American Depositary Shares ("ADSs"), of Schering Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany ("Schering"), held by unaffiliated shareholders of Schering, at their request, at a purchase price of EUR 89.36 per Share in cash, with interest in the circumstances and at the rate described in the Offer Document, dated November 30, 2006 (the “Offer Document”). The terms and conditions of the mandatory offer (as it may be amended or supplemented from time to time, the "Mandatory Offer") are described in the Offer Document, a copy of which was orginally filed as Exhibit (a)(1)(A), and, where applicable, the related U.S. Declaration of Tender and ADS Letter of Transmittal and the instructions thereto, copies of which were originally filed as Exhibits (a)(1)(B) and (C), to the Statement. Except as otherwise indicated, the information set forth in the Statement remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Additional Disclosure and Amendments to the Offer Document

Items 1 through 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer Document, are hereby amended and supplemented as follows:

1.	Section 1 of the Offer Document, entitled “Summary of the Mandatory Offer”, summary item “Plans and Intentions of the Bidder” on page 7 of the Offer Document is hereby amended:

(a) by deleting the text within the parentheses at the end of the first sentence in the first paragraph; and

(b) by replacing the third sentence in the first paragraph with:

“The Bidder, with the assistance of KPMG, has determined the adequate cash compensation for the squeeze-out (the “Squeeze-out Compensation”) to be EUR 98.98 per Schering Share. The extraordinary general meeting of Schering AG called for the purpose of voting on a resolution with respect to the squeeze-out will be held in Berlin on January 17, 2007. The Squeeze-out Compensation is higher than the Offer Price.”

2.

Section 6.3(b) of the Offer Document, entitled “Schering AG Securities and Voting Rights Held by the Bidder, Persons Acting in Concert with the Bidder and their Subsidiaries – Domination Agreement”, on page 29 of the Offer Document is hereby amended and supplemented by adding the following after the second sentence of the fourth paragraph:

“The Bidder, with the assistance of KPMG, has determined the adequate cash compensation for the squeeze-out (the “Squeeze-out Compensation”) to be EUR 98.98 per Schering Share. The extraordinary general meeting of Schering AG called for the purpose of voting on a resolution with respect to the squeeze-out will be held in Berlin on January 17, 2007. The Squeeze-out Compensation is higher than the Offer Price.”

3.

Section 9.3.5(i) of the Offer Document, entitled “Possible Structural Measures: Squeeze-out and Delisting – Exclusion of Minority Shareholders (“Squeeze-out”)” on page 38 of the Offer Document, is hereby amended and supplemented:

2

(a) by replacing the last sentence of the first paragraph with:

“An extraordinary general meeting of Schering AG called for the purpose of voting on a resolution with respect to the squeeze-out will be held in Berlin on January 17, 2007.”;

(b) by replacing the first and second sentence of the third paragraph with:

“The Squeeze-out Compensation payable to then remaining Unaffiliated Schering Securityholders pursuant to a Squeeze-out was determined by the Bidder, with the assistance of KPMG, based on the value of the Schering Shares of the Unaffiliated Schering Securityholders as of January 17, 2007 (the date on which the extraordinary general meeting of Schering AG called for the purpose of voting on a resolution with respect to the squeeze-out will be held) to be EUR 98.98 per Schering Share. The Squeeze-out Compensation of EUR 98.98 has been confirmed as adequate by Dr. Ebner, Dr. Stolz & Partner GmbH, the expert auditor chosen and appointed by the court for the purpose of reviewing the Squeeze-out Compensation. The Squeeze-out Compensation of EUR 98.98 is higher than the Offer Price, mainly because of the decline in capital market returns that has occurred since September 13, 2006 (the day of the extraordinary general meeting of Schering AG at which the Domination Agreement was approved). If the Squeeze-out Compensation so determined to be EUR 98.98 is lower than the average stock exchange price of Schering Shares in the three month period immediately preceding January 17, 2007 (the date on which the extraordinary general meeting of Schering AG called for the purpose of voting on a resolution with respect to the squeeze-out will be held), then such three months average stock exchange price is to be paid as Squeeze-out Compensation.”; and

(c) by deleting the fifth sentence of the third paragraph.

4.

Section 11 of the Offer Document, entitled “Possible Effects on Schering Securityholders Who Do Not Tender Into this Mandatory Offer”, on page 41 of the Offer Document is hereby amended and supplemented:

(a) by replacing the last sentence in the third paragraph under the first bullet point with:

“An extraordinary general meeting of Schering AG called for the purpose of voting on a resolution with respect to the squeeze-out will be held in Berlin on January 17, 2007. See Section 9.3.5(i) for a more detailed description of the squeeze-out procedure and the determination of the adequate cash compensation to be paid in a squeeze-out.”; and

(b) by replacing the second sentence in the fourth bullet point with:

“The Bidder, with the assistance of KPMG, has determined the adequate cash compensation for the squeeze-out (the “Squeeze-out Compensation”) to be EUR 98.98 per Schering Share. The Squeeze-out Compensation is higher than the Offer Price.”

Additional Exhibits

Item 12 of the Statement is hereby amended and supplemented by adding the following exhibits thereto, which exhibits are filed as part of this Amendment:

(a)(5)(A)	Press Release, December 5, 2006

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2006

Bayer Aktiengesellschaft

By:	/s/ DR. ROLAND HARTWIG
Name: Dr. Roland Hartwig
Title: General Counsel

By:	/s/ DR. ALEXANDER ROSAR
Name: Dr. Alexander Rosar
Title: Head of Investor Relations

Bayer Schering GmbH

By:	/s/ DR.ARMIN BUCHMEIER
Name: Dr. Armin Buchmeier
Title: Managing Director